Exhibit 99.2

FOR IMMEDIATE RELEASE

Thursday, October 25, 2007

(All amounts in U.S. dollars.

Per share information based on diluted

shares outstanding unless noted otherwise.)

CELESTICA ANNOUNCES THIRD QUARTER

2007 FINANCIAL RESULTS

Third Quarter Summary

•            Revenue of $2,081 million, up 7% sequentially and down  13% year-over-year

•            GAAP earnings per share of $0.22 compared to a loss of ($0.19) per share last year

•            Adjusted net earnings per share of $0.13 compared to $0.18 per share a year ago

•            Operating margin of 2.3%, up 120 basis points from the second quarter of 2007

•            Inventory turns of 8.3x compared to 7.3x in the second quarter of 2007

•            Free cash flow of $206 million, cash balance up $206 million sequentially to $953 million

•            Q4 revenue guidance of $2.0 - $2.15 billion, adjusted net earnings per share of $0.10 - $0.16

TORONTO, Canada - Celestica Inc. (NYSE, TSX: CLS), a global provider of innovative electronics manufacturing services (EMS), today announced financial results for the third quarter ended September 30, 2007.

Revenue was $2,081 million, down 13% from $2,392 million in the third quarter of 2006. Net earnings on a GAAP basis for the third quarter were $51.5 million or $0.22 per share, compared to GAAP net loss of ($42.1) million or ($0.19) per share for the same period last year. Included in the third quarter 2007 earnings are restructuring charges of $2.7 million compared to restructuring charges of $82.4 million in the third quarter last year.

Adjusted net earnings for the quarter were $29.3 million or $0.13 per share compared to adjusted net earnings of $40.5 million or $0.18 per share for the same period last year. The term adjusted net earnings is defined as net earnings before amortization of intangible assets, gains or losses on the repurchase of shares and debt, integration costs related to acquisitions, option expense, option exchange costs and other charges, net of tax and significant deferred tax write-offs or recovery (detailed GAAP financial statements and supplementary information related to adjusted net earnings appear at the end of this press release). These results compare with the company’s guidance for the third quarter, announced on July 26, 2007, of revenue in the range of $2.0 billion to $2.2 billion and adjusted net earnings per share in the range of $0.04 to $0.12.

For the nine months ended September 30, 2007, revenue was $5,860 million compared to $6,550 million for the same period in 2006. Net loss on a GAAP basis was ($2.0) million or ($0.01) per share compared to net loss of ($89.8) million or ($0.40) per share last year. Adjusted net earnings for the first nine months of 2007 were $25.1 million or $0.11 per share compared to adjusted net earnings of $87.0 million or $0.38 per share for the same period in 2006.

“Our third quarter results reflect the significant progress we are making with respect to the turnaround plans we put in place at the beginning of this year,” said Craig Muhlhauser, President and Chief Executive Officer, Celestica.

“On a sequential basis, revenue grew 7%, operating margins almost doubled, inventory turns improved to 8.3x and we generated more than $200 million in free cash flow. We are encouraged by our progress to date and believe that significant opportunity remains throughout the business. Although we continue to manage through nearer-term volatility as we complete our turnaround plans, our entire team remains confident in our ability to drive further improvements as we strive to build a solid foundation for Celestica’s future growth and profitability.”

Outlook

For the fourth quarter ending December 31, 2007, the company expects revenue to be in the range of $2.0 billion to $2.15 billion, and adjusted net earnings per share to range from $0.10 to $0.16.

Third Quarter Results Webcasts

Management will host its quarterly results conference call today at 4:30 p.m. Eastern Time which can be accessed at www.celestica.com.

Supplementary Information

In addition to disclosing detailed results in accordance with Canadian generally accepted accounting principles (GAAP), Celestica also provides supplementary non-GAAP measures as a method to evaluate the company’s operating performance.

Management uses adjusted net earnings as a measure of enterprise-wide performance. As a result of acquisitions made by the company, restructuring activities, securities repurchases and the adoption of fair value accounting for stock options, management believes adjusted net earnings is a useful measure for the company as well as its investors to facilitate period-to-period operating comparisons and allow the comparison of operating results with its competitors in the U.S. and Asia. Adjusted net earnings excludes the effects of acquisition-related charges (most significantly, amortization of intangible assets and integration costs related to acquisitions), other charges (most significantly, restructuring costs and the write-down of goodwill and long-lived assets), gains or losses on the repurchase of shares or debt, option expense and option exchange costs, and the related income tax effect of these adjustments and any significant deferred tax write-offs or recovery. Adjusted net earnings does not have any standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies. Adjusted net earnings is not a measure of performance under Canadian or U.S. GAAP and should not be considered in isolation or as a substitute for net earnings (loss) prepared in accordance with Canadian or U.S. GAAP. The company has provided a reconciliation of adjusted net earnings (loss) to Canadian GAAP net earnings (loss) below.

About Celestica

Celestica is dedicated to providing innovative electronics manufacturing services that accelerate our customers’ success. Through our efficient global manufacturing and supply chain network, we deliver competitive advantage to companies in the computing, communications, consumer, industrial, and aerospace and defense end markets. Our employees share a proud history of proven expertise and creativity that provides our customers with the flexibility to overcome any challenge.

For further information on Celestica, visit its website at http://www.celestica.com.

The company’s security filings can also be accessed at http://www.sedar.com and http://www.sec.gov.

Safe Harbour and Fair Disclosure Statement

This news release contains forward-looking statements related to our future growth, trends in our industry, our financial and or operational results, and our financial or operational performance. Such forward-looking statements are predictive in nature, and may be based on current expectations, forecasts or assumptions involving risks and uncertainties that could cause actual outcomes and results to differ materially from the forward-looking statements themselves. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, or similar expressions, or may employ such future or conditional verbs as “may”, “will”, “should” or “would”, or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. The risks and uncertainties referred to above include, but are not limited to: the effects of price competition and other business and competitive factors generally affecting the EMS industry; our dependence on a limited number of customers; the challenges of effectively managing our operations during uncertain economic conditions; variability of operating results among periods; the challenge of responding to lower-than-expected customer demand; inability to retain or grow our business due to execution problems resulting from significant headcount reductions, plant closures and product transfers associated with major restructuring activities; our dependence on industries affected by rapid technological change; our ability to successfully manage our international operations; and the delays in the delivery and/or general availability of various components used in our manufacturing process. These and other risks and uncertainties and factors are discussed in the Company’s various public filings at www.sedar.com and www.sec.gov, including our Form 20-F and subsequent reports on Form 6-K filed with the Securities and Exchange Commission.

Contacts:

Laurie Flanagan	Paul Carpino
Celestica Global Communications	Celestica Investor Relations
(416) 448-2200	(416) 448-2211
media@celestica.com	clsir@celestica.com

RECONCILIATION OF GAAP TO

ADJUSTED NET EARNINGS

(in millions of U.S. dollars)

	2006			2007
Three months ended September 30	GAAP	Adjustments	Adjusted	GAAP	Adjustments	Adjusted
Revenue	$2,392.4	$—	$2,392.4	$2,080.6	$—	$2,080.6
Cost of sales (1)	2,258.2	(0.8)	2,257.4	1,959.4	(1.0)	1,958.4
Gross profit	134.2	0.8	135.0	121.2	1.0	122.2
SG&A (1)	71.0	(0.4)	70.6	74.1	(0.3)	73.8
Amortization of intangible assets	6.8	(6.8)	—	5.1	(5.1)	—
Integration costs relating to acquisitions	0.2	(0.2)	—	—	—	—
Other charges	81.5	(81.5)	—	2.2	(2.2)	—
Operating earnings (loss) - EBIAT	(25.3)	89.7	64.4	39.8	8.6	48.4
Interest expense, net	17.3	—	17.3	10.0	—	10.0
Net earnings (loss) before tax	(42.6)	89.7	47.1	29.8	8.6	38.4
Income tax expense (recovery)	(0.5)	7.1	6.6	(21.7)	30.8	9.1
Net earnings (loss)	$(42.1)	$82.6	$40.5	$51.5	$(22.2)	$29.3

W.A. # of shares (in millions) - diluted	227.2		227.9	229.1		229.1
Earnings (loss) per share - diluted	$(0.19)		$0.18	$0.22		$0.13

	2006			2007
Nine months ended September 30	GAAP	Adjustments	Adjusted	GAAP	Adjustments	Adjusted
Revenue	$6,549.9	$—	$6,549.9	$5,859.9	$—	$5,859.9
Cost of sales (1)	6,185.2	(2.7)	6,182.5	5,569.5	(2.9)	5,566.6
Gross profit	364.7	2.7	367.4	290.4	2.9	293.3
SG&A (1)	221.4	(1.6)	219.8	219.5	(1.4)	218.1
Amortization of intangible assets	20.5	(20.5)	—	16.2	(16.2)	—
Integration costs relating to acquisitions	0.9	(0.9)	—	0.1	(0.1)	—
Other charges	151.9	(151.9)	—	8.4	(8.4)	—
Operating earnings (loss) - EBIAT	(30.0)	177.6	147.6	46.2	29.0	75.2
Interest expense, net	46.4	—	46.4	41.7	—	41.7
Net earnings (loss) before tax	(76.4)	177.6	101.2	4.5	29.0	33.5
Income tax expense	13.4	0.8	14.2	6.5	1.9	8.4
Net earnings (loss)	$(89.8)	$176.8	$87.0	$(2.0)	$27.1	$25.1

W.A. # of shares (in millions) - diluted	227.0		227.9	228.8		229.0
Earnings (loss) per share - diluted	$(0.40)		$0.38	$(0.01)		$0.11

(1) Non -cash option expense included in cost of sales and SG&A is added back for adjusted net earnings

GUIDANCE SUMMARY

	3Q 07 Guidance	3Q 07 Actual	4Q 07 Guidance (2)
Revenue	$2.0B - $2.2B	$2.08B	$2.0B - $2.15B
Adjusted net EPS	$0.04 - $0.12	$0.13	$0.10 - $0.16

(2) Guidance for the fourth quarter is provided only on an adjusted net earnings basis. This is due to the difficulty in forecasting the various items impacting GAAP net earnings, such as the amount and timing of our restructuring activities.

CELESTICA INC.

CONSOLIDATED BALANCE SHEETS

(in millions of U.S. dollars)

	December 31	September 30
	2006	2007
		(unaudited)
Assets
Current assets:
Cash and short-term investments	$803.7	$953.1
Accounts receivable	973.2	963.6
Inventories	1,197.9	926.9
Prepaid and other assets	111.0	129.2
Income taxes recoverable	31.2	37.9
Deferred income taxes	3.8	3.2
	3,120.8	3,013.9
Capital assets	567.1	513.0
Goodwill from business combinations	854.8	854.8
Intangible assets	60.1	43.9
Other assets	83.5	83.7
	$4,686.3	$4,509.3

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$1,193.6	$1,097.2
Accrued liabilities	487.9	367.4
Income taxes payable	42.7	21.5
Deferred income taxes	1.1	1.6
Current portion of long-term debt (note 4)	0.6	0.3
	1,725.9	1,488.0
Long-term debt (note 4)	750.2	746.7
Accrued pension and post-employment benefits	54.9	66.8
Deferred income taxes	47.5	68.3
Other long-term liabilities	13.2	15.5
	2,591.7	2,385.3
Shareholders’ equity (note 11):
Capital stock	3,576.6	3,585.0
Warrants	8.4	3.1
Contributed surplus	179.3	187.9
Deficit	(1,696.2)	(1,704.6)
Accumulated other comprehensive income	26.5	52.6
	2,094.6	2,124.0
	$4,686.3	$4,509.3

Guarantees and contingencies (note 12)

See accompanying notes to consolidated financial statements.

These unaudited interim consolidated financial statements should be read in conjunction with the

2006 annual consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

	Three months ended September 30		Nine months ended September 30
	2006	2007	2006	2007

Revenue	$2,392.4	$2,080.6	$6,549.9	$5,859.9
Cost of sales	2,258.2	1,959.4	6,185.2	5,569.5
Gross profit	134.2	121.2	364.7	290.4
Selling, general and administrative expenses	71.0	74.1	221.4	219.5
Amortization of intangible assets	6.8	5.1	20.5	16.2
Integration costs related to acquisitions	0.2	—	0.9	0.1
Other charges (note 5)	81.5	2.2	151.9	8.4
Interest on long-term debt	17.2	14.6	49.7	49.8
Interest expense (income), net	0.1	(4.6)	(3.3)	(8.1)
Earnings (loss) before income taxes	(42.6)	29.8	(76.4)	4.5
Income tax expense (recovery):
Current	0.4	(21.2)	12.0	(9.0)
Deferred	(0.9)	(0.5)	1.4	15.5
	(0.5)	(21.7)	13.4	6.5
Net earnings (loss) for the period	$(42.1)	$51.5	$(89.8)	$(2.0)

Basic earnings (loss) per share	$(0.19)	$0.22	$(0.40)	$(0.01)

Diluted earnings (loss) per share	$(0.19)	$0.22	$(0.40)	$(0.01)

Shares used in computing per share amounts:
Basic (in millions)	227.2	229.1	227.0	228.8
Diluted (in millions)	227.2	229.1	227.0	228.8

See accompanying notes to consolidated financial statements.

These unaudited interim consolidated financial statements should be read in conjunction with the

2006 annual consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in millions of U.S. dollars)

(unaudited)

	Three months ended September 30		Nine months ended September 30
	2006	2007	2006	2007

Net earnings (loss) for the period	$(42.1)	$51.5	$(89.8)	$(2.0)
Other comprehensive income (loss), net of tax:
Foreign currency translation gain (loss)	(1.0)	6.2	5.2	5.1
Net gain on derivatives designated as cash flow hedges	—	12.0	—	28.3
Net gain on derivatives designated as cash flow hedges reclassified to operations	—	(4.4)	—	(6.8)
Comprehensive income (loss)	$(43.1)	$65.3	$(84.6)	$24.6

See accompanying notes to consolidated financial statements.

These unaudited interim consolidated financial statements should be read in conjunction with the

2006 annual consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of U.S. dollars)

(unaudited)

	Three months ended September 30		Nine months ended September 30
	2006	2007	2006	2007

Cash provided by (used in):
Operations:
Net earnings (loss) for the period	$(42.1)	$51.5	$(89.8)	$(2.0)
Items not affecting cash:
Depreciation and amortization	33.6	35.2	98.1	97.1
Deferred income taxes	(0.9)	(0.5)	1.4	15.5
Non-cash charge for option issuances	1.2	1.3	4.3	4.3
Restructuring charges	40.8	3.1	40.8	(1.0)
Other charges	—	(0.5)	33.2	(1.1)
Other	4.4	7.5	12.0	21.2
Changes in non-cash working capital items:
Accounts receivable	(44.6)	(23.7)	(110.4)	9.6
Inventories	(105.9)	28.0	(287.1)	271.0
Prepaid and other assets	(10.4)	(23.3)	(4.2)	(9.0)
Income taxes recoverable	53.4	(5.6)	68.4	(6.7)
Accounts payable and accrued liabilities	157.4	168.0	240.5	(205.4)
Income taxes payable	1.2	(23.2)	(15.7)	(21.2)
Non-cash working capital changes	51.1	120.2	(108.5)	38.3
Cash provided by (used in) operations	88.1	217.8	(8.5)	172.3

Investing:
Acquisitions, net of cash acquired (note 3)	—	—	(19.1)	—
Purchase of capital assets	(37.4)	(12.7)	(161.9)	(48.7)
Proceeds, net of cash divested from sale of operations or assets	(20.2)	0.7	(1.7)	24.0
Other	0.1	(0.2)	0.7	(0.1)
Cash used in investing activities	(57.5)	(12.2)	(182.0)	(24.8)

Financing:
Financing costs	—	—	—	(0.9)
Repayment of long-term debt	(0.1)	(0.2)	(0.5)	(0.5)
Issuance of share capital	0.2	0.1	1.8	3.5
Other	—	0.6	(1.0)	(0.2)
Cash provided by financing activities	0.1	0.5	0.3	1.9

Increase (decrease) in cash	30.7	206.1	(190.2)	149.4
Cash, beginning of period	748.1	747.0	969.0	803.7
Cash, end of period	$778.8	$953.1	$778.8	$953.1

Cash is comprised of cash and short-term investments.

Supplemental cash flow information (note 9)

See accompanying notes to consolidated financial statements.

These unaudited interim consolidated financial statements should be read in conjunction with the

2006 annual consolidated financial statements

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

1.              Basis of presentation:

We prepare our financial statements in accordance with generally accepted accounting principles (GAAP) in Canada with a reconciliation to accounting principles generally accepted in the United States, disclosed in note 20 to the 2006 annual consolidated financial statements.

2.              Significant accounting policies:

The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of Canadian GAAP for annual financial statements. These unaudited interim consolidated financial statements should be read in conjunction with the 2006 annual consolidated financial statements. These unaudited interim consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary to present fairly our financial position as at September 30, 2007 and the results of operations and cash flows for the three and nine months ended September 30, 2006 and 2007. These unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the 2006 annual consolidated financial statements, except for the following:

Change in accounting policies:

(a)       Financial instruments:

Effective January 1, 2007, we adopted the new standards issued by the CICA on financial instruments, hedges and comprehensive income. Section 1530, “Comprehensive income,” Section 3855, “Financial instruments — recognition and measurement,” Section 3861, “Financial instruments – disclosure and presentation,” and Section 3865, “Hedges,” were effective for our first quarter of 2007. We were not required to restate prior results.

On January 1, 2007, we made the following transitional adjustments to our consolidated balance sheet to adopt the new standards:

Increase (decrease)

Prepaid and other assets	$5.5
Other assets	(10.3)
Accrued liabilities	5.8
Long-term debt - embedded option and debt obligation	1.9
Long-term debt - unamortized debt issue costs	(11.5)
Other long-term liabilities	8.1
Long-term deferred income taxes liability	(2.2)
Opening deficit	6.4
Accumulated other comprehensive loss - cash flow hedges	0.5

The details of the transitional adjustments are noted below.

The impact of the new standards on our operations for 2007 is as follows:

	Three months ended September 30	Nine months ended September 30

Decrease in interest expense on long-term debt	$2.1	$0.7

The new standards require all financial assets and liabilities to be carried at fair value in our consolidated balance sheet, except for loans and receivables, held-to-maturity investments and non-trading financial liabilities, which are carried at their amortized cost. We do not currently have any financial assets designated as available-for-sale.

All derivatives, including embedded derivatives that must be separately accounted for, are measured at fair value in our consolidated balance sheet. The types of hedging relationships that qualify for hedge accounting have not

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

changed under the new standards. We will continue to designate our hedges as either cash flow hedges or fair value hedges. In a cash flow hedge, changes in the fair value of the hedging derivative, to the extent effective, are recorded in other comprehensive income/loss (OCI) until the asset or liability being hedged is recognized in operations. Any hedge ineffectiveness is recognized in operations immediately. For hedges that are discontinued before the end of the original hedge term, the unrealized hedge gain/loss in OCI is amortized to operations over the remaining term of the original hedge. If the hedged item ceases to exist before the end of the original hedge term, the unrealized hedge gain/loss in OCI is recognized in operations immediately. In a fair value hedge, changes in the fair value of the hedging derivative are offset in operations by the changes in the fair value relating to the hedged risk of the asset, liability or cash flows being hedged.

Derivatives may be embedded in financial instruments (the “host instrument”). Under the new standards, embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host instrument, the terms of the embedded derivative are similar to those of a stand-alone derivative, and the combined contract is not held for trading or designated at fair value. These embedded derivatives are measured at fair value with subsequent changes recognized in operations. We have elected January 1, 2003 as our transition date for identifying contracts with embedded derivatives. Currently we have prepayment options that are embedded in our Senior Subordinated Notes which meet the criteria for bifurcation. The impact of the prepayment options on our consolidated financial statements is described under the transitional adjustments below and in note 4(d).

The new standards require that we present a new “consolidated statement of comprehensive income/loss” as part of our consolidated financial statements. Comprehensive income/loss is comprised of net income/loss, changes in the fair value of derivative instruments designated as cash flow hedges and the net unrealized foreign currency translation gain/loss arising from self-sustaining foreign operations, which was previously classified as a separate component of shareholders’ equity. Subsequent releases from OCI to operations is dependent on when the hedged items designated under cash flow hedges are recognized in operations, or upon de-recognition of the net investment in a self-sustaining foreign operation.

In determining the fair value of our financial instruments, we used a variety of methods and assumptions that are based on market conditions and risks existing on each reporting date. Broker quotes and standard market conventions and techniques, such as discounted cash flow analysis and option pricing models, are used to determine the fair value of our financial instruments, including derivatives and hedged debt obligations. All methods of fair value measurement result in a general approximation of value and such value may never actually be realized.

The transitional impact of recording our derivatives as at January 1, 2007 at fair value on our consolidated financial statements is as follows:

(i)          Cash flow hedges:

As at January 1, 2007, we recorded derivative assets of $5.8 and derivative liabilities of $6.0 at fair value on our consolidated balance sheet in relation to our cash flow hedges, with a corresponding balance of $0.2 recorded in the opening accumulated other comprehensive loss. In addition, we reclassified $0.3 of net deferred foreign exchange losses to opening accumulated other comprehensive loss. The ineffective portion of cash flow hedges as of December 31, 2006 was insignificant and, therefore, did not impact the opening deficit.

(ii)      Fair value hedges:

In connection with the issuance of our $500.0 Senior Subordinated Notes (2011 Notes) in June 2004, we entered into agreements to swap the fixed interest rate for a variable interest rate. We have designated the swap agreements as fair value hedges. As at January 1, 2007, we recorded a derivative liability of $7.9 (net of an interest accrual of $2.0) for the swap agreements in other long-term liabilities. A corresponding fair value adjustment was not recorded against the 2011 Notes since the prior hedge relationship was not considered a qualified type under Section 3865 after bifurcation of the embedded prepayment option in accordance with

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

Section 3855. We decreased the deferred income tax liability by $2.6 and recorded a loss of $5.3 to opening deficit. A new hedge relationship was redesignated on January 1, 2007 which qualified for fair value hedge accounting in accordance with Section 3865.

(iii)  Embedded derivatives:

The prepayment options embedded in our Senior Subordinated Notes qualify as embedded derivatives which must be bifurcated for reporting in accordance with the new standards. As at January 1, 2007, we bifurcated the fair value of the embedded derivative asset of $9.3 from the Notes. As a result of recording this asset, the amortized cost of long-term debt increased. We also recorded a cumulative adjustment of $1.9 against the opening deficit. Any subsequent change in the fair value of the embedded derivatives will be recorded in operations.

(iv)    Effective interest method:

We incurred underwriting commissions and expenses relating to our Senior Subordinated Notes offerings. Previously, these costs were deferred in other assets and amortized on a straight-line basis over the term of the debt. The new standards require us to reclassify these costs as a reduction of the cost of the debt and to use the effective interest rate method to amortize the costs to operations. As at January 1, 2007, we reclassified $10.3 of unamortized costs from other assets to long-term debt and recorded an adjustment to reflect the balance had we used the effective interest rate method since inception. This resulted in a $1.2 increase in the unamortized costs, a decrease of $0.8 in opening deficit and an increase of $0.4 in deferred income tax liability.

(b)       Accounting changes:

In January 2007, we adopted CICA Handbook Section 1506, “Accounting changes,” which requires that voluntary changes in accounting policy are made only if the changes result in financial statements that provide more reliable and more relevant information. It also requires prior period errors to be corrected retrospectively. The adoption of this standard did not impact our consolidated financial statements.

Recently issued accounting pronouncements:

(i)          Inventories:

In June 2007, the CICA issued Section 3031, “Inventories,” which requires inventory to be measured at the lower of cost and net realizable value. The standard provides guidance on the types of costs that can be capitalized and requires the reversal of previous inventory write-downs if economic circumstances have changed to support higher inventory values. The standard is effective for 2008. Commencing in the first quarter of 2008, we are required to disclose the amount of inventory recognized in cost of sales each quarter, as well as any inventory write-down or reversals each quarter. We are currently evaluating the impact of adopting this standard on our consolidated financial statements.

(ii)      Financial instruments and capital disclosure:

In December 2006, the CICA issued Section 3862, “Financial Instruments, Disclosures,” and Section 3863, “Financial Instruments, Presentation.”  These standards provide additional guidance on disclosing risks related to recognized and unrecognized financial instruments and how those risks are managed. The CICA also issued Section 1535, “Capital Disclosures,” which provides guidance for disclosing information about an entity’s capital and how it manages its capital. These standards are effective for 2008. We are currently evaluating the impact of adopting these standards on our consolidated financial statements.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

3.              Acquisitions and divestitures:

As part of the acquisition of Manufacturers’ Services Limited (MSL) in 2004, we recorded liabilities for consolidating some of the acquired MSL sites. We have completed the major components of these restructuring plans except for certain long-term lease and contractual obligations which will be paid out over the remaining lease terms through 2010. Cash outlays are funded from cash on hand. We record the restructuring liability in accrued liabilities.

Details of the 2007 activity through the MSL restructuring liability are as follows:

Lease and other contractual obligations

December 31, 2006	$1.5
Cash payments	(0.2)
March 31, 2007	1.3
Cash payments	(0.2)
June 30, 2007	1.1
Cash payments	(0.3)
September 30, 2007	$0.8

2006 acquisition activity:

In March 2006, we acquired certain assets located in the Philippines from Powerwave Technologies, Inc. for a cash purchase price of $19.1. Amortizable intangible assets arising from this acquisition were $7.6, primarily for customer relationships and contract intangibles.

2006 divestiture:

In June 2006, we sold our plastics business for net cash proceeds of $18.5. Our plastics business was located primarily in Asia. During the second quarter of 2006, we reported a loss on sale of $33.2 which we recorded as other charges. This loss included $20.0 in goodwill allocated to the plastics business. As part of the sale agreement, we provided routine indemnities to the purchaser which management believes will not have a material adverse impact on our results of operations, financial position or liquidity.

4.              Long-term debt:

	December 31	September 30
	2006	2007

Secured, revolving credit facility due 2009 (a)	$—	$—

Senior Subordinated Notes due 2011 (b)	500.0	500.0
Senior Subordinated Notes due 2013 (c)	250.0	250.0
Embedded prepayment option at fair value (d)	—	(5.4)
Basis adjustments on debt obligation (d)	—	6.7
Unamortized debt issue costs (b)(c)	—	(10.1)
Fair value adjustment of 2011 Notes attributable to interest rate risks (d)	—	5.5
	750.0	746.7
Capital lease obligations	0.8	0.3
	750.8	747.0
Less current portion	0.6	0.3
	$750.2	$746.7

(a)          In April 2007, we renegotiated the terms of our revolving credit facility and reduced the amount available from $600.0 to $300.0. We also extended the maturity from June 2007 to April 2009. Under the terms of the

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

extension, we have pledged certain assets, including the shares of certain North American subsidiaries, as security.

The facility includes a $25.0 swing-line facility that provides for short-term borrowings up to a maximum of seven days. Borrowings under the facility bear interest at LIBOR plus a margin, except that borrowings under the swing-line facility bear interest at a base rate plus a margin. There were no borrowings outstanding under this facility. Commitment fees for the third quarter of 2007 were $0.4 ($1.9 – first nine months of 2007).

The facility has restrictive covenants relating to debt incurrence and sale of assets and also contains financial covenants that require us to maintain certain financial ratios. We were in compliance with all covenants at September 30, 2007. Based on the required financial ratios at September 30, 2007, we have approximately $220 of available debt incurrence.

We also have uncommitted bank overdraft facilities available for operating requirements which total $49.5 at September 30, 2007. There were no borrowings outstanding under these facilities.

(b)         In June 2004, we issued Senior Subordinated Notes due 2011 with an aggregate principal amount of $500.0 and a fixed interest rate of 7.875%. We incurred $12.0 in underwriting commissions and expenses which we deferred and are amortizing over the term of the debt using the effective interest rate method. The 2011 Notes are unsecured and are subordinated in right of payment to all our senior debt. We may redeem the 2011 Notes on July 1, 2008 or later at various premiums above face value.

In connection with the 2011 Notes offering, we entered into agreements to swap the fixed interest rate with a variable interest rate based on LIBOR plus a margin. The average interest rate on the 2011 Notes was 8.4% for the third quarter and first nine months of 2007 (8.5% – third quarter of 2006; 8.1% – first nine months of 2006).

(c)          In June 2005, we issued Senior Subordinated Notes due 2013 with an aggregate principal amount of $250.0 and a fixed interest rate of 7.625%. We incurred $4.2 in underwriting commissions and expenses which we deferred and are amortizing over the term of the debt using the effective interest rate method. The 2013 Notes are unsecured and are subordinated in right of payment to all our senior debt. We may redeem the 2013 Notes on July 1, 2009 or later at various premiums above face value.

(d)         The prepayment options in the Notes qualify as embedded derivatives which must be bifurcated for reporting under the new standards. As of September 30, 2007, the fair value of the embedded derivative asset is $5.4 and is recorded with long-term debt. The decrease in the fair value of $0.2 for the first nine months of 2007 is recorded in interest expense on long-term debt. As a result of bifurcating the prepayment option from the Notes, a basis adjustment is added to the amortized cost of the long-term debt. This basis adjustment is amortized over the term of the debt using the effective interest rate method. This, combined with the change in the fair value of the debt obligation attributable to movement in the benchmark interest rates, resulted in a loss of $4.7 for the first nine months of 2007, which increases interest expense on long-term debt.

5.              Other charges:

	Three months ended September 30		Nine months ended September 30
	2006	2007	2006	2007

2001 to 2004 restructuring (a)	$0.9	$0.6	$2.0	$1.1
2005 to 2007 restructuring (b)	81.5	2.1	117.6	12.1
Total restructuring	82.4	2.7	119.6	13.2
Loss on sale of operations (note 3)	—	—	33.2	—
Other (c)	(0.9)	(0.5)	(0.9)	(4.8)
Total other charges	$81.5	$2.2	$151.9	$8.4

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

(a)  2001 to 2004 restructuring:

In 2001, we announced a restructuring plan in response to the weak end-markets in the computing and telecommunications industries. In response to the prolonged difficult end-market conditions, we announced a second restructuring plan in July 2002. The weak demand for our manufacturing services resulted in an accelerated move to lower-cost geographies and additional restructuring in the Americas and Europe. In January 2003, we announced further reductions to our manufacturing capacity in Europe. In 2004, we announced plans to further restructure our operations to better align capacity with customers’ requirements.

These restructuring actions were focused on consolidating facilities, reducing the workforce, and transferring programs to lower-cost geographies. The majority of the employees terminated were manufacturing and plant employees. For leased facilities that were no longer used, the lease costs included in the restructuring costs represent future lease payments less estimated sublease recoveries. Adjustments were made to lease and other contractual obligations to reflect incremental cancellation fees paid for terminating certain facility leases and to reflect higher accruals for other leases due to delays in the timing of sublease recoveries and changes in estimated sublease rates, relating principally to facilities in the Americas.

We have completed the major components of these restructuring plans, except for certain long-term lease and other contractual obligations, which will be paid out over the remaining lease terms through 2015. Cash outlays are funded from cash on hand. The restructuring liability is recorded in accrued liabilities.

Details of the 2007 activity are as follows:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability	Non-cash charge	2007 charge

December 31, 2006	$0.4	$29.3	$1.0	$30.7	$328.7	$—
Cash payments	(0.2)	(2.7)	—	(2.9)	—	—
Adjustments	(0.2)	0.8	(1.0)	(0.4)	—	(0.4)
March 31, 2007	—	27.4	—	27.4	328.7	(0.4)
Cash payments	—	(1.9)	—	(1.9)	—	—
Adjustments	—	0.9	—	0.9	—	0.9
June 30, 2007	—	26.4	—	26.4	328.7	0.5
Cash payments	—	(1.9)	—	(1.9)	—	—
Adjustments	—	0.6	—	0.6	—	0.6
September 30, 2007	$—	$25.1	$—	$25.1	$328.7	$1.1

(b)       2005 to 2007 restructuring:

In January 2005, we announced plans to further improve capacity utilization and accelerate margin improvements. These restructuring actions included facility closures and a reduction in workforce, primarily targeting our higher-cost geographies where end-market demand had not recovered to the levels required to achieve sustainable profitability. We expected to complete these restructuring actions by the end of 2006. However, in light of our operating results in 2006 and in the course of preparing our 2007 plan in the fourth quarter of 2006, we identified additional restructuring actions to improve our profitability. These restructuring actions include additional downsizing of workforces to reflect the volume reductions at certain facilities and reducing overhead costs. We  now expect to complete most of these restructuring actions by the end of the first half of 2008.

As of September 30, 2007, we have recorded termination costs related to approximately 7,200 employees, primarily operations and plant employees. Approximately 7,000 of these employees have been terminated as of September 30, 2007 with the balance of the terminations to occur by the end of the first half of 2008. Approximately 65% of employee terminations are in the Americas and 35% in Europe.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

Details of the 2007 activity are as follows:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability	Non-cash charge	2007 charge

December 31, 2006	$52.5	$12.1	$0.5	$65.1	$53.6	$—
Cash payments	(28.3)	(2.3)	(1.7)	(32.3)	—	—
Provisions	6.1	0.7	1.6	8.4	—	8.4
March 31, 2007	30.3	10.5	0.4	41.2	53.6	8.4
Cash payments	(14.4)	(0.8)	(0.8)	(16.0)	—	—
Provisions	4.8	0.1	0.8	5.7	(4.1)	1.6
June 30, 2007	20.7	9.8	0.4	30.9	49.5	10.0
Cash payments	(10.3)	(0.5)	(0.5)	(11.3)	—	—
Provisions	(1.9)	0.5	0.4	(1.0)	3.1	2.1
September 30, 2007	$8.5	$9.8	$0.3	$18.6	$52.6	$12.1

Cash outlays are and will be funded from cash on hand. The restructuring liability is recorded in accrued liabilities.

In September 2006, we sold one of our production facilities in Europe to a third party as part of our restructuring program. In connection with the sale, we provided indemnities to the purchaser which management believes will not have a material adverse impact on our operations, financial position or liquidity. The final post-closing cash was received in the first quarter of 2007. In the first quarter of 2007, we also repaid $4.0 to the purchaser which we were previously holding in escrow.

Restructuring summary:

We recorded restructuring charges of $13.2 in the first nine months of 2007. We expect to incur restructuring charges of approximately $25 to complete our previously announced restructuring actions. These charges will be recorded during the fourth quarter of 2007 and in the first half of 2008.

As of September 30, 2007, we have approximately $20 in assets that are available-for-sale, primarily land and buildings as a result of the restructuring actions we implemented. We have programs underway to sell these assets.

(c)          In 2004, we recorded a write-down in other charges to reduce the net realizable value of certain assets for one customer which ceased operations in 2005. The 2007 amounts are primarily due to additional recoveries realized.

6.              Pension and non-pension post-employment benefit plans:

We have recorded the following pension expense:

	Three months ended September 30		Nine months ended September 30
	2006	2007	2006	2007

Pension plans	$7.6	$4.8	$25.4	$15.1
Other benefit plans	2.0	1.7	6.5	5.1
Total expense	$9.6	$6.5	$31.9	$20.2

7.              Stock-based compensation and other stock-based payments:

We have granted stock options and performance options as part of our long-term incentive plans. We have applied the fair-value method of accounting for stock option awards granted after January 1, 2003 and, accordingly, have recorded compensation expense. For awards granted in 2002, we have disclosed the pro forma earnings and per share information as if we had accounted for employee stock options under the fair-value method. We are not required to apply the pro forma impact of awards granted prior to January 1, 2002.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

The estimated fair value of options is amortized to expense over the vesting period, on a straight-line basis, and was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended September 30		Nine months ended September 30
	2006	2007	2006	2007

Risk-free rate	4.7 – 4.9%	4.1 – 4.4%	4.5 – 5.0%	4.1 – 4.8%
Dividend yield	0.0%	0.0%	0.0%	0.0%
Volatility factor of the expected market price of our shares	35%	35 – 47%	35 – 65%	35 – 52%
Expected option life (in years)	3.5	4.0 – 5.5	3.5 – 5.5	4.0 – 5.5
Weighted average fair value of options granted	$2.97	$2.81	$5.58	$2.57

Compensation expense for the three and nine months ended September 30, 2007 was $1.3 and $4.3, respectively (three and nine months ended September 30, 2006 was $1.2 and $4.3, respectively), relating to the fair value of options granted after January 1, 2003.

The pro forma disclosure relating to options granted in 2002 is as follows:

	Three months ended September 30		Nine months ended September 30
	2006	2007	2006	2007

Net earnings (loss) as reported	$(42.1)	$51.5	$(89.8)	$(2.0)
Deduct: Stock-based compensation (fair value)	(1.2)	—	(3.9)	—
Pro forma net earnings (loss)	$(43.3)	$51.5	$(93.7)	$(2.0)

Earnings (loss) per share:
Basic – as reported	$(0.19)	$0.22	$(0.40)	$(0.01)
Basic – pro forma	$(0.19)	$0.22	$(0.41)	$(0.01)

Diluted – as reported	$(0.19)	$0.22	$(0.40)	$(0.01)
Diluted – pro forma	$(0.19)	$0.22	$(0.41)	$(0.01)

All of the 2002 option grants were fully vested by the end of 2006 and, therefore, do not impact our 2007 pro forma disclosure.

Our stock plans are described in note 9 to the 2006 annual consolidated financial statements.

8.              Segment and geographic information:

The accounting standards establish the criteria for the disclosure of certain information in the interim and annual financial statements regarding operating segments, products and services, geographic areas and major customers. Operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

In 2006, we had three reportable operating segments:  Asia, Americas and Europe. Beginning in the first quarter of 2007, we realigned our organizational structure to more effectively manage our operations. We evaluate financial information for purposes of making decisions and assessing financial performance based on the types of services we offer. Our operating segments include electronics manufacturing and global services, which we combined for reporting purposes because our global services segment does not meet the qualitative threshold for separate segment disclosure. Our chief operating decision maker is our Chief Executive Officer.

(i)             The following table indicates revenue by end market as a percentage of total revenue. Our revenue fluctuates from period to period depending on numerous factors, including but not limited to: seasonality of business, the level of business from new, existing and disengaging customers, the level of program wins or losses, the phasing in or out of programs, and changes in customer demand.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

	Three months ended September 30		Nine months ended September 30
	2006	2007	2006	2007

Enterprise communications	26%	26%	28%	29%
Telecommunications	19%	16%	19%	14%
Servers	15%	18%	16%	19%
Consumer	21%	24%	17%	20%
Storage	10%	10%	10%	11%
Industrial, aerospace and defense	9%	6%	10%	7%

(ii)          The number of customers that individually exceeded 10% of total revenue for the indicated periods are as follows:

	Three months ended September 30		Nine months ended September 30
	2006	2007	2006	2007

Number of customers	—	1	1	2

9.     Supplemental cash flow information:

	Three months ended September 30		Nine months ended September 30
	2006	2007	2006	2007
Paid (recovered) during the period:
Taxes	$(52.2)	$6.8	$(41.2)	$18.7
Interest (a)	$32.6	$33.7	$66.3	$74.3

(a)          This includes interest paid on the 2011 and 2013 Senior Subordinated Notes. Interest on the Notes is payable in January and July of each year until maturity. See notes 4 (b) and (c). The interest paid on the 2011 Notes reflect the  amounts received or paid relating to the interest rate swap agreements.

10.  Derivative financial instruments:

We enter into foreign currency contracts to hedge foreign currency risks relating to cash flow. At September 30, 2007, we had forward exchange contracts covering various currencies in an aggregate notional amount of $434.9. All derivative financial instruments are recorded at fair value on our consolidated balance sheet. The fair value of these contracts at September 30, 2007 was a net unrealized gain of $21.1. As of September 30, 2007, $21.5 of derivative assets are recorded in prepaid and other assets, $0.4 of derivative assets are recorded in other assets and $0.8 of derivative liabilities are recorded in accrued liabilities relating to our hedges against foreign currency risks.

In connection with the issuance of our 2011 Notes in June 2004, we entered into agreements to swap the fixed rate of interest for a variable interest rate. The notional amount of the agreements is $500.0. The agreements mature July 2011. See note 4(b). Payments or receipts under the swap agreements are recorded in interest expense on long-term debt. The fair value of the interest rate swap agreements at September 30, 2007 was an unrealized loss of $2.3 which is recorded in other long-term liabilities (December 31, 2006 – unrealized loss of $7.9). The change in the fair value of the swap agreements of $5.6 for the first nine months of 2007 is recorded in interest expense on long-term debt.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

11.       Shareholders’ equity:

	Capital stock	Warrants	Contributed surplus	Deficit

Balance – December 31, 2006	$3,576.6	$8.4	$179.3	$(1,696.2)
Change in accounting policy (note 2)	—	—	—	(6.4)
Shares issued	8.4	—	—	—
Warrants cancelled	—	(5.3)	5.3	—
Stock-based costs	—	—	2.9	—
Other	—	—	0.4	—
Net loss for the first nine months of 2007	—	—	—	(2.0)
Balance – September 30, 2007	$3,585.0	$3.1	$187.9	$(1,704.6)

	Capital stock	Warrants	Contributed surplus	Deficit

Balance – December 31, 2005	$3,562.3	$8.4	$169.9	$(1,545.6)
Shares issued	7.2	—	—	—
Stock-based costs	—	—	9.1	—
Other	—	—	0.5	—
Net loss for the first nine months of 2006	—	—	—	(89.8)
Balance – September 30, 2006	$3,569.5	$8.4	$179.5	$(1,635.4)

Accumulated other comprehensive income, net of tax:

	Three months ended September 30 2007	Nine months ended September 30 2007
Opening balance of foreign currency translation account	$25.4	$—
Transitional adjustment – January 1, 2007	—	26.5
Foreign currency translation gain	6.2	5.1
Closing balance	$31.6	$31.6

Opening balance of unrealized net gain on cash flow hedges	$13.4	$—
Transitional adjustment – January 1, 2007	—	(0.5)
Net gain on cash flow hedges (1)	12.0	28.3
Net gain on cash flow hedges reclassified to operations (2)	(4.4)	(6.8)
Closing balance(3)	$21.0	$21.0

Accumulated other comprehensive income	$52.6	$52.6

(1)          Net of income tax benefit of Nil and $0.1, respectively, for the three and nine months ended September 30, 2007.

(2)          Net of income tax expense of $0.1 for the three and nine months ended September 30, 2007.

(3)          No income tax expense as of September 30, 2007.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

12.       Guarantees and contingencies:

We have contingent liabilities in the form of letters of credit, letters of guarantee, and surety and performance bonds which we provided to various third parties. These guarantees cover various payments, including customs and excise taxes, utility commitments and certain bank guarantees. At September 30, 2007, these contingent liabilities amounted to $74.0 (December 31, 2006 – $84.9).

In addition to the above guarantees, we have also provided routine indemnifications, whose terms range in duration and often are not explicitly defined. These may include indemnifications against adverse impacts due to changes in tax laws and patent infringements by third parties. We have also provided indemnifications in connection with the sale of certain businesses and real property. The maximum potential liability from these indemnifications cannot be reasonably estimated. In some cases, we have recourse against other parties to mitigate our risk of loss from these indemnifications. Historically, we have not made significant payments relating to these types of indemnifications.

Litigation:

In the normal course of our operations, we are subject to litigation and claims from time to time. We may also be subject to lawsuits, investigations and other claims, including environmental, labor, product, customer disputes and other matters. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies will not have a material adverse impact on our results of operations, financial position or liquidity.

In 2007, securities class action litigations were commenced against us, our former Chief Executive Officer and our former Chief Financial Officer, in the United States District Court of the Southern District of New York by individuals who claim they were purchasers of our stock, on behalf of themselves and other purchasers of our stock, during the period January 27, 2005 through January 30, 2007. The plaintiffs allege violations of United States federal securities laws and seek unspecified damages. They allege that during the purported class period we made statements concerning our actual and anticipated future financial results that failed to disclose certain purportedly adverse information with respect to demand and inventory in our Mexican operations and our information technology and communications divisions. A parallel class proceeding has recently been issued against us, our former Chief Executive Officer and our former Chief Financial Officer in the Ontario Superior Court of Justice, although the claim has not yet been served against us and neither leave nor certification of the action has been granted by the court. We believe that the allegations in these claims are without merit and we intend to defend against them vigorously. However, there can be no assurance that the outcome of the litigation will be favorable to us or will not have a material adverse impact on our financial position or liquidity. In addition, we may incur substantial litigation expenses in defending these claims. We have liability insurance coverage that may cover some of the expense of defending these cases, as well as potential judgments or settlement costs.

Income taxes:

We are subject to tax audits by local taxing authorities. International taxation authorities could challenge the validity of our inter-company financing and transfer pricing policies which generally involve subjective areas of taxation and a significant degree of judgment. If any of these taxation authorities is successful in challenging our financing or transfer pricing policies, our income tax expense may be adversely affected and we could also be subjected to interest and penalty charges. In connection with tax audits in the United States, taxing authorities asserted that our United States subsidiaries owed significant amounts of tax, interest and penalties arising from inter-company transactions. A significant portion of these asserted deficiencies were resolved in our favour in the fourth quarter of 2006. As a result, we recorded a reduction to our current income tax liabilities in 2006. In the third quarter of 2007, we resolved the remaining deficiencies in our favour which resulted in a reduction to current income tax liabilities for the quarter. The tax audit resolution also resulted in a small reduction in the amount of our U.S. tax loss carryforwards.